August 12, 2019

Robert W. Drummond
Chief Executive Officer and Director
Keane Group, Inc.
1800 Post Oak Boulevard, Suite 450
Houston, TX 77056

       Re: Keane Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           Form 10-Q for the Fiscal Quarter Ended June 30, 2019
           Filed July 31, 2019
           File No. 001-37988

Dear Mr. Drummond:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2018

Selected Financial Data, page 39

1. Please expand your disclosures to include selected financial data for each of the last five fiscal years to comply with Item 301(a) of Regulation S-K.
2. We note that you have provided a reconciliation for your non-GAAP measure of adjusted gross profit from your non-GAAP measure of adjusted EBITDA. Please revise your presentation to include a reconciliation to the most comparable measure calculated and presented in accordance with GAAP to comply with Item 10(e)(1)(I)(B) of Regulation S-
      K. For example, once you correct the incomplete gross profit measure on page 51, this would appear to be the measure to utilize in your reconciliation.
 Robert W. Drummond
FirstName LastNameRobert W. Drummond
Keane Group, Inc.
Comapany NameKeane Group, Inc.
August 12, 2019
Page 2
August 12, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
43

3. We note that you have disclosed measures of adjusted net income in the second paragraph on page 45, but have not provided the disclosures required by Item 10(e) of Regulation S-
         K. Please expand your disclosures to include all required information, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP. Also revise the narratives in the two paragraphs that follow this disclosure to more clearly identify and differentiate between the measures or the performance that you are endeavoring to describe.

         For example, you presently list numerous adjustments in the last two paragraphs on page
         45 that are either included in net income, excluded from adjusted net income, or added or subtracted to arrive at adjusted gross profit and adjusted EBITDA. It should be clear whether you are intending only to describe the composition of these measures or to contrast performance from one period to another with reference to these measures. The disclosure should also be expanded to include an equally prominent discussion and analysis of the most directly comparable GAAP measures.
4. We note that you present incomplete measures of gross profit in your tabulation on page
         51, by excluding depreciation and amortization that is attributable to cost of services.
         While SAB Topic 11:B provides an accommodation when disaggregating depreciation and depletion from cost of sales, this does not extend to measures of gross profit. Please revise your measures of gross profit to reflect revenues net of all cost of services.

         For example, you may continue to present DD&A separately, but with the amounts that are attributable to cost of services on a line that is positioned above and that is reflected within your measure of gross profit.
Form 10-Q for the Fiscal Quarter ended June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

5. Please revise the accounting and disclosures in your two most recent interim reports as necessary to comply with all applicable comments on the corresponding sections of your annual report.
 Robert W. Drummond
Keane Group, Inc.
August 12, 2019
Page 3

        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRobert W. Drummond                    Sincerely,
Comapany NameKeane Group, Inc.
                                                        Division of Corporation
Finance
August 12, 2019 Page 3                                  Office of Natural
Resources
FirstName LastName